UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

Granite City Food & Brewery, Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

March 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Eugene E. McGowan

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 258,254

	6	Shared Voting Power 825,343 (1)

	7	Sole Dispositive Power 258,254

	8	Shared Dispositive Power 825,343 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,597 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 6.3% (2)

12	Type of Reporting Person* IN

(1) Includes indirect ownership of the following securities, each of which may be deemed to be beneficially owned by Mr. McGowan in light of his relationship with such entities: (i) 15,128 shares owned by Granite Partners, L.L.C.; (ii) 170,215 shares purchasable upon the exercise of warrants held by Granite Partners, L.L.C.; (iii) 160,000 shares purchasable upon the exercise of warrants held by Harmony Equity Income Fund, L.L.C.; (iv) 160,000 shares upon conversion of a partially convertible 9% Promissory Note held by Harmony Equity Income Fund, L.L.C; (v) 160,000 shares purchasable upon the exercise of warrants held by Harmony Equity Income Fund II, L.L.C.; and (vi) 160,000 shares upon conversion of a partially convertible 9% Promissory Note held by Harmony Equity Income Fund II, L.L.C.

(2) Based on 16,197,849 outstanding shares, as reported by the Issuer in its Annual Report on Form 10-K filed March 19, 2009.

Item 1 (a)	Name of Issuer: Granite City Food & Brewery, Ltd.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 5402 Parkdale Drive, Suite 101 Minneapolis, MN 55416

Item 2 (a)	Name of Person Filing: Eugene E. McGowan
Item 2 (b)	Address of Principal Business Office or, if none, Residence: 201 S. Phillips Avenue, Suite 100 Sioux Falls, SD 57104
Item 2 (c)	Citizenship: United States of America
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2 (e)	CUSIP Number: 38724Q 10 7

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person is filing as a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8);
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4	Ownership:
	(a)	Amount beneficially owned: 1,083,597(1)
	(b)	Percent of class: 6.3%(2)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote 258,254
		(ii)	Shared power to vote or to direct the vote 825,343(1)
		(iii)	Sole power to dispose or to direct the disposition of 258,254
		(iv)	Shared power to dispose or to direct the disposition of 825,343(1)

(1)   Includes indirect ownership of the following securities, each of which may be deemed to be beneficially owned by Mr. McGowan in light of his relationship with such entities: (i) 15,128 shares owned by Granite Partners, L.L.C.; (ii) 170,215 shares purchasable upon the exercise of warrants held by Granite Partners, L.L.C.; (iii) 160,000 shares purchasable upon the exercise of warrants held by Harmony Equity Income Fund, L.L.C.; (iv) 160,000 shares upon conversion of a partially convertible 9% Promissory Note held by Harmony Equity Income Fund, L.L.C; (v) 160,000 shares purchasable upon the exercise of warrants held by Harmony Equity Income Fund II, L.L.C.; and (vi) 160,000 shares upon conversion of a partially convertible 9% Promissory Note held by Harmony Equity Income Fund II, L.L.C.

(2)   Based on 16,197,849 outstanding shares, as reported by the Issuer in its Annual Report on Form 10-K filed March 19, 2009.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and I belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2009
Dated:
/s/ Eugene E. McGowan
Signature
Eugene E. McGowan
Name/Title